

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2017

Gerard J. Michel
Chief Financial Officer and Vice President
Vericel Corporation
64 Sidney Street
Cambridge, MA 02139

> **Re: Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 13, 2017**
> **File No. 001-35280**

Dear Mr. Michel:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance